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MAR 1 2017
REGISTRATIONS BRANCH
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13028

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kimelman & Baird, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sheila Baird (212) 686-0021

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee, CPA, An Accountancy Corp.

(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd, Suite 150	Woodland Hills	CA	91367
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Sheila Baird, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kimelman & Baird, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Chief Compliance Officer

Title



Notary Public

PATRICIA KIMELMAN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KI4617649
Qualified In New York County
My Commission Expires October 31, ~~2013~~ 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Dave Banerjee CPA, an Accountancy Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Kimelman & Baird, LLC
New York, NY

We have audited the accompanying statement of financial condition of Kimelman & Baird, LLC as of December 31, 2016 and the related statements of income, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Kimelman & Baird LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kimelman & Baird, LLC as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Kimelman & Baird, LLC's financial statements. The supplemental information is the responsibility of Kimelman & Baird, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Kimelman & Baird, LLC
New York, NY

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.



Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2017

KIMELMAN & BAIRD, LLC
Statement of Financial Condition
December 31, 2016

ASSETS

Current Assets		
Cash and cash equivalents	$	224,458
Clearing firm deposit		50,000
Commission receivable		108,987
Advisory fees receivable		68,083
Securities owned		40,922
Prepaid expenses		75,701
Total Current Assets	$	568,151
Other Assets		
Security deposit		105,465
Other assets		15,258
Total Other Assets	$	120,723
Total Assets	$	688,874

LIABILITIES AND MEMBERS' EQUITY

Current Liabilites:		
Accounts payable	$	3,105
Clearing charge payable	$	17,793
Commission payable	$	28,119
Accrued expenses		112,050
Total Current Liabilities	$	161,066
Total Liabilities	$	161,066
Members' Equity	$	527,808
Total Liabilities and Members' Equity	$	688,874

The accompanying notes are an integral part of these financial statements

KIMELMAN & BAIRD, LLC

Statement of Income
For the Year Ended December 31, 2016

REVENUE	
Commission	$ 363,778
Investment advisory fees	2,775,809
Other income	6,510
Total revenue	$ 3,146,097
EXPENSES:	
Portfolio management expenses	$ 114,261
Employee compensation	349,320
Members' compensation	714,210
Retirement plan	56,687
Quotes	109,290
Rent expense	344,644
Office expense	40,121
Insurance	80,446
Professional fees	93,265
Auto expense	60,489
Other operating expenses	519,216
Total expenses	$ 2,481,948
NET INCOME BEFORE INCOME TAXES	$ 664,148
Unincorporated business tax	55,915
NET INCOME	**$ 608,233**

The accompanying notes are an integral part of these financial statements

KIMELMAN & BAIRD, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2016

		Total Members' Equity
Beginning balance January 1, 2016	$	592,415
Net Income		608,233
Distributions to members	$	(672,840)
Ending balance December 31, 2016	$	527,808

The accompanying notes are an integral part of these financial statements

KIMELMAN & BAIRD, LLC

Statement of Cash Flows
December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	608,233
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation and amortization		1,055
(Increase) decrease in:		
Commission and advisory fee receivable		(98,917)
Due from brokers		0
Other assets/ prepaid		(94,020)
Increase (decrease) in:		
Accounts payable and accrued expenses		33,497
Total adjustments	$	(158,386)
Net cash provided by operating activities	$	449,848
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's distributions	$	(672,840)
Long term liabilities	$	(11,558)
Net cash used by financing activities	$	(684,398)
Increase in cash	$	(234,550)
Cash - beginning of year	$	459,008
Cash - end of period	$	224,458
Interest		0
Taxes		0

Kimelman & Baird, LLC
Notes to Financial Statements
December 31, 2016

Note 1: Organization and Nature of Business

Kimelman & Baird, LLC (the "Company") is a Limited Liability Company organized under the laws of the State of New York. The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii), which provides an exemption for broker dealers whose customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. Amounts maintained with the bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company has, on occasion, exceeded the insured balance during the year.

Due from Broker

The Company maintains a clearing deposit account with its clearing broker National Financial Services, LLC. As of December 31, 2016 the Company had a deposit of $50,000 with National Financial Services, LLC.

Note 2: Summary of Significant Accounting Policies (continued)

Commission Receivable

Management considers all amounts recorded as commission receivables as fully collectible. As such, no allowance is provided. All amounts are due from various entities and financial institutions. Investment advisory fees receivable are collected quarterly in advance and no allowance is provided based upon cancellation of advisory agreement.

Property and Improvements

Property and improvements are stated at cost, net of accumulated depreciation. Assets are depreciated using the Accelerated and Modified Accelerated Cost Recovery System over the estimated useful life of the assets. Application of these methods does not differ materially from generally accepted accounting principle.

Revenue Recognition

The Company recognizes revenues from brokerage firm commissions when confirmation of each individual transaction is received from the clearing firm. The Company recognizes commissions due to its salesmen at the end of each month, after receiving confirmation in advance from the clearing firm, the amount due to the Company. Investment advisory fees are realized quarterly and are recognized on a pro-rata basis.

Note 3: Securities Owned

As of the balance sheet date, the Company owns securities which are stated in the balance sheet at fair market value of $40,922.

Note 4: Income Taxes and Limited Liability Company Fees:

Under current law, no federal or state income taxes are paid directly by limited liability companies. All items of income and expense of the Company are allocable to and reportable by its members on their respective income tax returns. Accordingly, no provision is made in the accompanying financial statements for federal or state income taxes. The Company is subject to New York City Unincorporated Business Tax. Provision for New York City Unincorporated business tax is $55,915.

Note 5: Profit Sharing Plan (Keogh)

The Company's Profit sharing plan covers all eligible employees. Contributions to the plan are determined by the Company and subject to IRS guidelines. Actual contribution to the plan amounting to $56,687 for the year 2015 was made during 2016. Accruals made in 2016

toward the contribution were $54,000 and were reflected in the financial statement as of December 31, 2016.

Note 6: Net Capital Requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016 the Company had net capital and net capital requirements of $324,694 and $10,738 respectively. The Company's net capital ratio was 49.61% which is less than 15 to1.

Note 7: Commitments and Contingencies

The Company leases office space under a lease which expires February 28, 2017. The lease requires the Company to pay real estate tax, utilities and other costs associated with the office space. The term is from March 1, 2010 to February 28, 2017. The Company has signed a new lease agreement to commence February 1, 2017 and end April 30, 2022. The new lease agreement includes an annual rental rate of $306,592. A security deposit of $76,648 and the first month's lease of $28,816 were recorded on December 30, 2016. Annual lease payments per terms of the lease are:

Year	New lease Amount	Original lease Amount	Total lease Amount
2017	281,043	52,110	333,153
2018	306,592	0	306,592
2019	306,592	0	306,592
2020	306,592	0	306,592
2021	306,592	0	306,592
2022	76,648	0	76,648

Rent expense is recorded on a straight-line basis over the term of the lease, with the difference to the actual amount paid recorded as deferred rent. Rent expense pursuant to this lease charged to operations for the year ended December 31, 2016 amounted to $344,644.

Note 8: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials.

Note 9: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States.

Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10: Subsequent Events

The Company has evaluated all material subsequent events from the consolidated balance sheet date through the date at which the financial statements were available to be issued on February 23, 2017, and determined that there are no other items to disclose.

Supplemental Information

KIMELMAN & BAIRD, LLC

Statement of Net Capital
Schedule I
For the Year Ended December 31, 2016

		Focus 12/31/16	Audit 12/31/16	Change
Members' equity, December 31, 2016		$ 527,807	$ 527,807	0
Subtract:	Non allowable assets:			
	Other receivables	-	-	
	Leasehold amortization	1,282	1,282	
	Investments	650	650	
	Other assets	195,141	195,141	0
Tentative net capital		$ 197,073	$ 197,073	0
Haircuts:		6,040	6,040	0
	NET CAPITAL	$ 324,694	$ 324,694	0
Minimum net capital		(10,738)	(10,738)	0
	Excess net capital	$ 313,956	$ 313,956	0
Aggregate indebtedness		$ 161,066	$ 161,066	0
Ratio of aggregate indebtedness to net capital		49.61%	49.61%	

There was no noted difference between the Audit and Focus report as of December 31, 2016.

KIMELMAN & BAIRD, LLC

December 31, 2016

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.



Dave Banerjee CPA, an Accountancy Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Kimelman & Baird, LLC
New York, NY

We have reviewed management's statements, included in the accompanying Kimelman & Baird, LLC Exemption Report in which (1) Kimelman & Baird, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kimelman & Baird, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Kimelman & Baird, LLC , met the identified exemption provision throughout the most recent fiscal year without exception. Kimelman & Baird, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 23, 2017

KIMELMAN & BAIRD, LLC

February 12, 2017

Dave Banerjee, CPA
21860 Burbank Blvd, Suite 150
Woodland Hills, CA 91367

Re: Assertions /Regarding Exemption Provisions

Gentlemen:

We, as members of management of Kimelman & Baird, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions or Rule 15c3-3 by operation under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period covering January 1, 2016 through December 31, 2016.

KIMELMAN & BAIRD, LLC

By: 

Sheila Baird
Member

100 Park Avenue •New York, NY 10017-5516 •Tel 212-686-0021 •Fax 212-779-9603 •E-mail info@kimelmanbarid.com

2016

REPORT PURSUANT TO SEC RULE 17a-5

For the year ended December 31, 2016

KIMELMAN & BAIRD, LLC

FINANCIAL STATEMENTS AND ACCOMPANYING SUPPLEMENTAL INFORMATION

KIMELMAN & BAIRD, LLC

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